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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45136

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16   AND ENDING 12/31/16

              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Auerbach Grayson and Company LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25W 45th Street Suite 16

(No. and Street)

New York   NY   10036

(City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sharon Gaviria 212-453-3516

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP

(Name – if individual, state last, first, middle name)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ☑ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sharon Gaviria _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Auerbach Grayson and Company LLC _____ , as of December 31, _____ , 20 16 ___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

Chief Financial Officer
_____
Title

Padmawattie Hammett
Notary Public 2/28/2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

EISNERAMPER
ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Managing Member
Auerbach Grayson and Company LLC

We have reviewed management's statements, included in the accompanying Auerbach Grayson and Company LLC's Exemption Report, in which (1) Auerbach Grayson and Company LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) and (2)(ii) (the "exemption provisions"), and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



New York, New York
March 1, 2017

CONFIDENTIAL

AUERBACH GRAYSON AND COMPANY LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

AUERBACH GRAYSON AND COMPANY LLC
TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

AUERBACH GRAYSON AND COMPANY LLC
Statement of Financial Condition
December 31, 2016

ASSETS

Cash	$	22,127,087
Restricted Cash		480,985
Due From Clearing Broker		454,028
Commission Receivable		957,247
Furniture and Equipment, net of accumulated depreciation of $113,589		191,347
Prepaid expenses and other assets		280,415
TOTAL ASSETS	$	24,491,109

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Commissions payable	$	1,292,476
Accounts payable and accrued expenses		1,222,931
Subordinated Loan		1,750,000
Deferred rent		173,833
Total Liabilities		4,439,240
Commitments		
Members' equity		20,051,869
Total liabilities and members' equity	$	24,491,109

The accompanying notes are an integral part of the statement of financial condition

AUERBACH GRAYSON AND COMPANY LLC
Notes to Statement of Financial Condition
Year ended December 31, 2016

1. **NATURE OF BUSINESS**

   Auerbach Grayson and Company LLC (the "Company"), a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary business is to provide global execution of foreign securities to major U.S. institutions through specialized non-U.S. brokers in accordance with the Securities Exchange Act Rule 15a-6.

   Capitalized items refer to defined terms in the limited liability operating agreement (the "Agreement").

2. **SIGNIFICANT ACCOUNTING POLICIES**

   Basis of Accounting

   The statement of financial condition of the Company were prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

   Revenue Recognition

   Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

   Fee Income

   Fee income is earned for miscellaneous services provided to its customers and is recorded when the income is reasonably determinable.

   Fair Value of Financial Instruments

   The recorded amounts of the company's cash, due from clearing broker, commissions receivable, other assets, accounts payable and accrued expenses and subordinated loans approximate their fair values principally because of the short-term nature of these items.

   Cash

   The Company maintains cash in bank accounts which at times may exceed federally insured limits or where no insurance is provided. In the event of a financial institution's insolvency, the recovery of assets may be limited.

   Use of Estimates

   The preparation of financial statements in conformity with US GAAP requires the Company's management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

2. **SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Depreciation

Depreciation of furniture and equipment is computed on the straight-line method of using estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

3. **FURNITURE AND EQUIPMENT**

Furniture and equipment included on the statement of financial condition consist of the following:

Furniture and equipment	$ 304,936
Less accumulated depreciation	(113,589)
	$ 191,347

4. **COMMITMENTS**

On February 10, 2015, the Company entered into an amendment to its existing lease for office space. The amended lease became effective August 1, 2015 and expires July 31, 2025. Rental payments plus escalation for real estate taxes are payable monthly. The Company's minimum rental commitments are:

Year	Amount
2017	$ 833,748
2018	856,811
2019	880,512
2020	925,713
2021	980,498
Thereafter	3,580,895
Total	$ 8,058,177

The difference between rent expense incurred and the amount paid is recorded as a liability for deferred rent. At December 31, 2016, there was deferred rent of $173,833.

Pursuant to the lease agreement, the Company maintains a letter of credit and a deposit in the amount of $442,849 expiring August 31, 2025. The letter of credit is secured by a bank deposit of $442,849 which is recorded as restricted cash with short term financial credit. Pursuant to the second lease agreement, the Company maintains an escrow deposit in the amount of $66,515 expiring March 15, 2023.

5. INCOME TAXES

The Company is a limited liability company and is taxed as a partnership. Each member is individually responsible for its share of the Company's income or loss for income tax reporting purposes. Accordingly, the Company has no provision for federal and state income taxes. The Company is subject to New York City unincorporated business tax.

The Company may recognize tax benefits from any uncertain positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The company has no material unrecognized for benefits.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax provisions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes.

6. PROFIT SHARING PLAN

The Company maintains a defined contribution plan covering substantially all employees. The Company contributes annually at the discretion of management. The Company's maximum contribution is one half of the employees' contribution up to 5% of the eligible compensation. As of December 31, 2016, the Company did not have any accrued liabilities to the plan.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business as a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to non-US broker-dealers pursuant to the provisions of paragraph (k)(2)(i) of Rule 15c3-3.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

8. MEMBERS' EQUITY

All of the legal and equitable ownership interests of the members in the Company, including interests in profits, losses, distributions and other amounts specified in the Agreement, as well as all the rights of the members, if applicable, to vote, consent or approve with respect to any matter affecting the Company, shall be denominated in shares of interest in the Company or fractions thereof. There are currently two classes of shares as set forth below:

(i)   Class A shares are entitled to one vote per share and have all of the voting powers and rights with respect to any matters affecting the Company. Class A shares are entitled to distributions in accordance with the Agreement. As of December 31, 2016, there are 6,162 Class A shares issued and outstanding.

(ii)   Class B shares are entitled to one vote per share and have all the voting power and rights with respect to any matters affecting the Company. Class B shares are entitled to distributions in accordance with the agreement. As of December 31, 2016, there are 4,108 Class B Shares issued and outstanding.

The Company allocates income to its members according to the manner of distribution as defined in the Agreement.

9. NEW MEMBER INVESTMENT

New Frontier Securities LLC, a subsidiary of Beltone Financial Holding SAE, made a cash investment in the Company in September 2016.

AUERBACH GRAYSON AND COMPANY LLC
Computation of Net Capital Pursuant to Net Capital
Rule 15c3-1 of The Securities and Exchange Commission
December 31, 2016

10. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The company borrowed $1,750,000 from related parties, under subordinated agreements, for a period of one year. Under the terms of the agreement, the Company will accrue interest which will be paid on a quarterly basis, at a rate of 8% per annum. The amount due at maturity will be $1,750,000.

The subordinated loans, approved by FINRA mature as follows:

Maturity Date	Original Principal		Accrued Interest		Amount Due at Maturity	
April 30, 2017	$	1,000,000	$	40,328	$	1,000,000
May 25, 2017		500,000		20,164		500,000
June 30, 2017		250,000		9,863		250,000
	$	1,750,000	$	70,355	$	1,750,000

11. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2016, the Company had net capital of $20,604,470 which was $20,354,470 in excess of its required net capital of $250,000. The Company's net capital percentage was 13.05%.

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraphs (k)(2)(i) and (k)(2)(ii) of such rule.

AUERBACH GRAYSON AND COMPANY LLC
Computation of Net Capital Pursuant to Net Capital
Rule 15c3-1 of The Securities and Exchange Commission
December 31, 2016

12. LITIGATION

In the normal course of business, the Company is a defendant in a pending arbitration claim. While the final outcome of the claim cannot be predicted, based on the information currently available, management and Company's counsel believe the resolution of current pending claim will not have a material impact on the Company's financial position and results of operations.

The Company is a defendant in a pending lawsuit in which the plaintiff asserts that the Company and a co-defendant owe it approximately $2.1 million related to the Company's capital raising activities during 2016. The Company believes the complaint is without merit and intends to defend the case vigorously. Since discovery is in the earliest stages, the Company is unable to estimate a possible loss or range of possible loss; however, management and Company's counsel believe the resolution of current pending lawsuit will not have a material impact on the Company's financial position and results of operations. As of December 31, 2016, the Company has not record an accrual as it relates to this matter.